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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Goldbelt Resources Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
380 755 405
(CUSIP Number)
Hans-Arne L’orange
Wega Mining ASA
Karenslyst Allé 2, 5 etg.
P.O. Box 568 Skøyen
Oslo, Norway N-0278
+47 2316 0104
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23077R100	Page	2	of	7

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wega Mining ASA

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC; OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☑

6	Citizenship or Place of Organization

	Norway

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		82,972,035

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		82,972,035

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	82,972,035

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	92.8%*

14	Type of Reporting Person (See Instructions)

	CO; HC
*    The calculation of the foregoing percentage is based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement described in Item 4 hereof, (ii) 7,000,000 Common Shares issued by the Issuer (as defined below) to the Offeror (as defined below) as described in Item 4 hereof and (iii) 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 hereof.

CUSIP No.	23077R100	Page	3	of	7

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wega Mining Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC; OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	British Columbia

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		82,972,035

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		82,972,035

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	82,972,035

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	92.8*%

14	Type of Reporting Person (See Instructions)

	CO
*   The calculation of the foregoing percentage is based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement described in Item 4 hereof, (ii) 7,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 hereof and (iii) 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 hereof.

Item 1. Security and Issuer
     This Amendment No. 3 amends and supplements the Schedule 13D filed on November 5, 2007, as amended by Amendment No. 1 thereto filed on November 8, 2007 and Amendment No. 2 thereto filed on November 23, 2007, by Wega Mining ASA and Wega Mining Inc. (the “Statement”) relating to the common shares, without par value (the “Common Shares”), of Goldbelt Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph immediately following the last paragraph thereof:
     “As more fully described in Item 4 hereof, Wega Mining, through the Offeror, took up and accepted for payment all Common Shares validly deposited to the Offer and not withdrawn, totaling 66,972,035 Common Shares, and the source of funds with respect thereto was available cash on hand. The total amount of funds required by the Offeror to take up and accept for payment such Common Shares was approximately Cdn.$103,806,654 in the aggregate.”
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs immediately following the last paragraph thereof:
          “On December 13, 2007 at 8:00 p.m. (Toronto time), Wega Mining, through the Offeror, took up and accepted for payment all of the Common Shares validly deposited to the Offer and not withdrawn, totaling 66,972,035 Common Shares (representing approximately 92.8% of the issued and outstanding Common Shares).
          The Reporting Persons currently intend to acquire all Common Shares not tendered to the Offer pursuant to a compulsory acquisition or other subsequent acquisition transaction.”
Item 5. Interest in Securities of the Issuer
     Items 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety with the following:
“(a) and (b)	The Offeror beneficially owns 82,972,035 Common Shares, representing approximately 92.8% of the outstanding Common Shares on a fully-diluted basis based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement, (ii) the 7,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 of this Schedule 13D and (iii) the 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 of this Schedule 13D. By virtue of its ownership of the Offeror, Wega Mining may be deemed to share beneficial ownership of the Common Shares beneficially owned by the Offeror. Wega Mining and the Offeror have the shared power to vote, direct the vote, dispose of or direct the disposition of the Common Shares referred to in the first sentence of this paragraph.”
     Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:
“(c)	Except as set forth in the second to last paragraph of Item 4 of this Schedule 13D and this Item 5, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.”
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith.

Exhibit No.	Description
6.	Press Release of Wega Mining ASA, dated December 14, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2007

WEGA MINING ASA
By:	/s/ Hans-Arne L’orange
	Name:	Hans-Arne L’orange
	Title:	Executive Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2007

WEGA MINING INC.
By:	/s/ Ronald MacArthur
	Name:	Ronald MacArthur
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary